Exhibit 99.1

Shopify Completes Sale of Shopify Logistics to Flexport

Internet, Everywhere - June 6, 2023 - Shopify Inc. (NYSE, TSX: SHOP), a provider of essential internet infrastructure for commerce, announces that it has completed the previously announced sale of the majority of its former Shopify Logistics business to Flexport, a leading tech-driven global logistics platform, in accordance with the transaction agreement dated May 3, 2023. In connection with the sale, Shopify received stock representing a 13% equity interest in Flexport, which is incremental to its existing equity interest in Flexport. This transaction takes the logistics solution Shopify has been building and places it in the hands of a trusted and mission-aligned partner, Flexport.

Shopify intends to share further details regarding the impact of the sale on its results of operations for the second quarter ending June 30, 2023 on its next earnings call.

About Shopify

Shopify is the leading global commerce company that provides essential internet infrastructure for commerce, offering trusted tools to start, scale, market, and run a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for speed, customization, reliability, and security, while delivering a better shopping experience for consumers online, in store and everywhere in between. Shopify powers millions of businesses in more than 175 countries and is trusted by brands such as Mattel, Gymshark, Heinz, FTD, Netflix, Kylie Cosmetics, SKIMS, Supreme, and many more. For more information, visit www.shopify.com.

Forward-looking Statements
This press release contains certain forward-looking statements within the meaning of applicable securities laws, including statements related to Shopify’s forthcoming earnings call. Words such as "intend" or similar expressions are intended to identify forward-looking statements.

These forward-looking statements are based on Shopify’s current projections and expectations about future events and on certain assumptions and analysis made by Shopify in light of expected future developments and other factors management believes are appropriate. These projections, expectations, assumptions and analyses are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause events to differ materially from those anticipated in these forward-looking statements. Although Shopify believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that actual results will be consistent with these forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control, which are set out in Shopify’s Annual Information Form for the year ended December 31, 2022 and other filings with the U.S. Securities and Exchange Commission and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada. The forward-looking statements contained in this news release represent Shopify’s expectations as of the date of this news release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:
INVESTORS:	MEDIA:
Carrie Gillard	Alex Lyons
Director, Investor Relations	External Communications
IR@shopify.com	press@shopify.com
SOURCE: Shopify